SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F T	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated June 15, 2006 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated June 15, 2006, the Company filed the notice calling for a extraordinary noteholders’ meeting which will be held next July 5, 2006 at 13:00 p.m., for the first call and at 14:00 p.m. for the second call in the principal executive offices located at Bolivar 108 1st. floor, Capital federal, Argentina. Such noteholders’ meeting will consider the Third Amendment to the Fourth Supplemental Indenture of the notes approved in the general and ordinary shareholders meeting held on February 11, 1999 for a total outstanding amount of V/N US$ 250,000,000.-, related to the Series III notes non convertible in shares, guaranteed by mortgage, for an amount of US$ 37,380,000.- issued on November 21, 2002 and due in 2009.

Herein below you will find the notice for general extraordinary noteholders’s meeting.

IRSA INVERSIONES Y REPRESENTACIONES

SOCIEDAD ANÓNIMA

Registered at the Public Registry of Commerce (IGJ) as of February 21, 2004 under No. 1373 Book 114 “A” of Corporations (Sociedades Anónimas)

GENERAL EXTRAORDINARY NOTEHOLDERS’ MEETING

AGENDA

Notice is given to the Holders of Notes for the General Extraordinary Notesholders’ Meeting to be held on July 5, 2006, at 13:00 p.m., for the first call and at 14:00 p.m. for the second call, at its corporate offices located at Bolivar 108, 1th floor, to deal with the following Agenda: 1) Appointment of two holders to approve and sign the minute; 2) Consideration of the amendment of certain terms and conditions of the Series 3 non-convertible into shares Secured Notes for a nominal amount of US$ 37,380,000, guaranteed with mortgages due on 2009, issued as of November 21, 2002 and under the Program (the “Notes”) approved by the Ordinary General Shareholders’ Meeting dated as of February 11, 1999, for up to a maximum outstanding amount of nominal value of US$ 250,000,000. Approval of the Third Amendment to the Fourth Supplemental Indenture. Delegation of the power to sign the appropriate documents on the Board of Directors.

NOTE: In order to attend the Noteholders’ Meeting each Holder of Notes shall obtain a certificate of The Bank of New York or DTC participant evidencing its holdings issued to such effect by the referred. Once the certificate has been obtained it shall be deposited in Moreno 877 21th floor, City of Buenos Aires, on or before June 29, 2006, from 10:00 a.m. to 17:00 p.m. . The Company shall deliver to the Holders of Notes the receipts required for admission to the Noteholders’ Meeting. The quorum required for the present meeting will be 60% of the outstanding Notes in a first call and 30% for the second call. The president of the board of directors was appointed by shareholders meeting minute dated as of October 31, 2003 and minute of the board of directors No. 1454 dated as of November 3, 2003.

Eduardo Sergio Elsztain

President of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: June 15, 2006